SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
                    _________________________
                         AMENDMENT NO. 2
                               TO
                         SCHEDULE 14D-1
   TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OF THE
                 SECURITIES EXCHANGE ACT OF 1934
                    _________________________

              Family Steak Houses of Florida, Inc.
                    (Name of Subject Company)
                    _________________________
                     Bisco Industries, Inc.
                             Bidder)
                    _________________________
                  Common Stock, $0.01 par value
                 (Title of class of securities)
                    _________________________
                            307059105
              (CUSIP number of class of securities)
                    Glen F. Ceiley, President
                     Bisco Industries, Inc.
                     704 W. Southern Avenue
                    Orange, California  92865
                   Telephone:  (714) 283-7140
   (Name, address and telephone number of person authorized to receive notices and communications on behalf of bidder)
                         with a copy to:
                    Kenneth C. Hoffman, Esq.
   Greenberg, Traurig, Hoffman, Rosen, Lipoff & Quentel, P.A.
                      1221 Brickell Avenue
                      Miami, Florida 33131
                   Telephone:  (305) 579-0500



















     This Statement amends and supplements the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on March 6, 1997, as previously amended (the "Schedule 14D-1"), relating to the offer by Bisco Industries, an Illinois corporation (the "Purchaser") to purchase up to 2,600,000 shares of Common Stock, $0.01 par value (the "Common Stock"), of Family Steak Houses of Florida, Inc., a Florida corporation (the "Company"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 6, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal, at a purchase price of $0.90 per share, net to the tendering stockholder in cash, without interest thereon. Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase and the Schedule 14D-1.

ITEM 10.  ADDITIONAL INFORMATION.

     The  Purchaser has extended the Offer until 5:00 P.M., New
York  City time, on Friday, April 11, 1997.   The  full text  of
a press release, dated April 7, 1997, issued by Purchaser withrespect to the extension of the Offer is filed herewith as Exhibit (a)(9) and is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)(9)    Press Release, dated April 7, 1997, issued by
Purchaser.
























                            SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  April 7, 1997

                                   BISCO INDUSTRIES, INC.
                                   By:  /s/ Glen F. Ceiley
                                   Name:  Glen F. Ceiley
                                   Title:  President











































                          EXHIBT INDEX


[CAPTION]


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          Exhibit
          Number                            Description

          (a)(9)         Press Release, dated April 7, 1997,
                         issued by Purchaser.
































                         Exhibit (a)(9)





                  [BISCO INDUSTRIES LETTERHEAD]





FOR IMMEDIATE RELEASE

Contact:
Glen Ceiley, President
          or
Stephen Catanzaro, Chief Financial Officer
Bisco Industries, Inc.
(714) 283-7140


     BISCO INDUSTRIES EXTENDS TO APRIL 11, 1997 THE EXPIRATION
DATE OF ITS TENDER OFFER FOR SHARES OF FAMILY STEAK HOUSES OF
FLORIDA

     Orange,  California, April 7, 1997 - Bisco  Industries,
Inc.,   a  privately  held  distributor  of  fasteners   and
electronic components, announced today that it has extended to 5:00 P.M., New York City time, on Friday, April 11, 1997, the expiration date of its tender offer to purchase for cash up to 2,600,000 shares of common stock of Family Steak Houses of Florida, Inc. (NASDAQ - RYFL) for $0.90 per share.

     As  of  5:00  p.m.       on  April 4, 1997,  the  originally
scheduled expiration date, approximately 1,048,466 shares had been tendered pursuant to the offer.


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